Exhibit 99.1

CIBC Announces Second Quarter 2026 Results

Toronto, ON – May 28, 2026 – CIBC (TSX: CM) (NYSE: CM) today announced its financial results for the second quarter ended April 30, 2026.

 Second quarter highlights

	Q2/26	Q2/25	Q1/26	YoY Variance	QoQ Variance
Revenue	$8,006 million	$7,022 million	$8,398 million	+14%	-5%
Reported Net Income	$2,465 million	$2,007 million	$3,100 million	+23%	-20%
Adjusted Net Income (1)	$2,471 million	$2,016 million	$2,685 million	+23%	-8%
Adjusted pre-provision, pre-tax earnings (1)	$3,815 million	$3,214 million	$4,079 million	+19%	-6%
Reported Diluted Earnings Per Share (EPS)	$2.53	$2.04	$3.21	+24%	-21%
Adjusted Diluted EPS (1)	$2.54	$2.05	$2.76	+24%	-8%
Reported Return on Common Shareholders’ Equity (ROE) (2)	16.4%	13.8%	20.2%
Adjusted ROE (1)	16.4%	13.9%	17.4%
Net interest margin on average interest-earnings assets (2)(3)	1.67%	1.54%	1.61%
Net interest margin on average interest-earnings assets (excluding trading) (2)(3)	2.05%	1.88%	2.06%
Common Equity Tier 1 (CET1) Ratio (4)	13.6%	13.4%	13.4%

Results for the second quarter of 2026 were affected by the following item of note resulting in a negative impact of $0.01 per share:

•	$8 million ($6 million after-tax) amortization of acquisition-related intangible assets.

Our CET1 ratio(4) was 13.6% at April 30, 2026, compared with 13.4% at the end of the prior quarter. CIBC’s leverage ratio(4) and liquidity coverage ratio(4) at April 30, 2026 were 4.3% and 131%, respectively.

“In the second quarter of 2026, we delivered strong financial results through the disciplined execution of our client-focused strategy, including double-digit growth in net income and a higher return on equity compared to a year ago, driven by robust results across all of our business units,” said Harry Culham, CIBC President and Chief Executive Officer. “Our team is delivering for our clients every day as we accelerate the execution of our strategy, supported by our strong capital position, prudent risk management and resilient balance sheet. As we look ahead, we are committed to creating value for our stakeholders by helping our clients achieve their ambitions, enabling growth for key industries across the economy and being there for our communities.”

CIBC also announced today an agreement to sell its 91.67% interest in CIBC Caribbean to The Bank of N.T. Butterfield & Son (Butterfield) for a total consideration of approximately US$1.6 billion. Proceeds will be comprised of US$1 billion in cash and 52,100,024 Butterfield common shares, currently valued at US$645 million, representing a minority interest of approximately 22% at closing. This transaction will allow the bank to reallocate capital towards strategic growth priorities in North America. CIBC’s Common Equity Tier 1 capital ratio is expected to increase by 24 bps upon closing. The transaction is expected to close in the first half of 2027, subject to Butterfield shareholder and regulatory approvals and other closing conditions.

Core business performance

Canadian Personal and Business Banking reported net income of $846 million for the second quarter, up $112 million or 15% from the second quarter a year ago, primarily due to higher revenue, partially offset by higher non-interest expenses and a higher provision for credit losses. Adjusted pre-provision, pre-tax earnings were $1,610 million, up $223 million from the second quarter a year ago, as higher revenue was partially offset by higher adjusted(1) non-interest expenses. The higher revenue was mainly driven by a higher net interest margin and loan growth. Reported and adjusted non-interest expenses were higher mainly due to higher spending on technology and other strategic initiatives and employee-related compensation.

Canadian Commercial Banking and Wealth Management reported net income of $614 million for the second quarter, up $65 million or 12% from the second quarter a year ago, primarily due to higher revenue, partially offset by higher non-interest expenses and a higher provision for credit losses. Adjusted pre-provision, pre-tax earnings were $958 million, up $151 million from the second quarter a year ago, as higher revenue was partially offset by higher non-interest expenses. Commercial banking revenue was higher compared to the prior year due to higher net interest margin and volume growth, partially offset by lower fee income. In wealth management, the increase in revenue was due to higher fee-based revenue from higher average assets under administration (AUA) and assets under management (AUM) balances as a result of market appreciation, higher commission revenue from increased client activity, and higher net interest income from higher net interest margin and volume growth. Expenses increased primarily due to higher performance-based and other employee-related compensation, and higher spending on technology and other strategic initiatives.

(1)

This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section, including the quantitative reconciliations of reported GAAP measures to: adjusted non-interest expenses and adjusted net income on pages 3 to 7; and adjusted pre-provision, pre-tax earnings on page 8.

(2)

Certain additional disclosures for these specified financial measures have been incorporated by reference and can be found in the “Glossary” section of our Report to Shareholders for the second quarter of 2026 available on SEDAR+ at www.sedarplus.com.

(3)	Average balances are calculated as a weighted average of daily closing balances.
(4)

Our capital ratios are calculated pursuant to the Office of the Superintendent of Financial Institution’s (OSFI’s) Capital Adequacy Requirements (CAR) Guideline and the leverage ratio is calculated pursuant to OSFI’s Leverage Requirements Guideline, all of which are based on the Basel Committee on Banking Supervision (BCBS) standards. For additional information, see the “Capital management” and “Liquidity risk” sections of our Report to Shareholders for the second quarter of 2026 available on SEDAR+ at www.sedarplus.com.

CIBC Second Quarter 2026 News Release 1

U.S. Commercial Banking and Wealth Management reported net income of $260 million (US$190 million) for the second quarter, up $87 million (US$68 million or 56%) from the second quarter a year ago, primarily due to a lower provision for credit losses, and higher revenue, partially offset by higher non-interest expenses. Adjusted pre-provision, pre-tax earnings(1) were $353 million (US$258 million), up $20 million (US$24 million or 10%) from the second quarter a year ago, as higher revenue was partially offset by higher adjusted(1) non-interest expenses. In commercial banking, higher revenue was primarily due to volume growth, higher net interest margin, and higher fee income. Wealth management revenue was up due to higher fee-based revenue from higher average AUM balances attributable to market appreciation and higher loan margins. Reported and adjusted non-interest expenses increased mainly due to higher employee compensation.

Capital Markets reported net income of $792 million for the second quarter, up $226 million or 40% from the second quarter a year ago, primarily due to higher revenue and a provision reversal in the current quarter compared to a provision for credit losses in the same quarter last year, partially offset by higher non-interest expenses. Adjusted pre-provision, pre-tax earnings were up $235 million or 28% from the second quarter a year ago as higher revenue was partially offset by higher non-interest expenses. Global markets revenue was up across the platform, primarily driven by higher equities and fixed income trading, as well as higher financing revenue. Corporate and investment banking revenue was up driven by higher advisory fees and equity underwriting revenue in our investment banking business, and higher revenue from our lending and deposit activities with our corporate clients. Expenses were up due to higher spending on technology and other strategic initiatives, and higher performance-based compensation.

Credit quality

Provision for credit losses was $605 million, comparable with the same quarter last year. Provision for credit losses on performing loans was down due to a less unfavourable change in our economic outlook, partially offset by less favourable credit migration in the current quarter. Provision for credit losses on impaired loans was up mainly due to higher provisions in Canadian Commercial Banking and Wealth Management, and Canadian Personal and Business Banking, partially offset by lower provisions in U.S. Commercial Banking and Wealth Management.

Key highlights across our bank in the second quarter of 2026 included:

•

For the second consecutive year, CIBC has been recognized by Global Banking & Finance Review as the Best Bank for Youth and Students, as well as for Excellence in Innovation Student Banking in Canada in 2026. In addition, CIBC Smart Account for Newcomers was named the Best Retail Banking Product in Canada in 2026, highlighting our ongoing commitment to client-focused solutions, digital innovation and financial empowerment for youth, students and newcomers.

•	CIBC was recognized as Canada’s Best Private Bank by Euromoney for its leadership and client-centric approach.
•	CIBC Private Wealth was named Best Alternative Asset Manager by Family Wealth Report.
•	CIBC Capital Markets was recognized by Global Finance as the 2026 Best Investment Bank in Canada.
•

CIBC released its 2025 Sustainability Report which included the Report on Climate and its Public Accountability Statement, and provided an overview of the bank’s sustainability strategy and priorities as well as highlights of progress on its commitments.

•	CIBC was recognized as one of Canada’s Greenest Employers by MediaCorp Canada Inc. for the fifth consecutive year.

Making a difference in our communities

At CIBC, we believe there should be no limits to ambition. We invest our time and resources to remove barriers to ambitions and demonstrate that when we come together, positive change happens that helps our communities thrive. This quarter:

•

CIBC announced a $100,000 donation to the CIBC Foundation British Columbia Emergency Relief Fund in response to the recent tragic events in Tumbler Ridge, B.C., which will support local efforts to assist those impacted by the tragedy and contribute to broader healing and recovery efforts within the community.

•

CIBC Foundation announced a $100,000 donation to the United Way of Alberta Capital Region during the opening celebration of its new Ice District Banking Centre. This gift is part of CIBC Foundation’s annual commitment to United Way chapters across Canada.

•

CIBC team members and volunteers came together for the 3rd Annual CIBC Pickleball Tournament raising $76,000 for the United Way. Funds raised will benefit service organizations across the Greater Toronto Area that deliver critical programs including newcomer services, housing supports, food kitchens, employment resources, and more.

(1)	This measure is a non-GAAP measure. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section.

2 CIBC Second Quarter 2026 News Release

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines as described below. Some measures are calculated in accordance with GAAP (International Financial Reporting Standards), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures, which include non-GAAP financial measures and non-GAAP ratios as defined in National Instrument 52-112 “Non-GAAP and Other Financial Measures Disclosure”, useful in understanding how management views underlying business performance.

Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted measures, which include adjusted total revenue, adjusted provision for credit losses, adjusted non-interest expenses, adjusted income before income taxes, adjusted income taxes, adjusted net income and adjusted pre-provision, pre-tax earnings, remove items of note reported results to calculate our adjusted results. Adjusted measures represent non-GAAP measures. Non-GAAP ratios include an adjusted measure as one or more of their components. Non-GAAP ratios include adjusted diluted EPS, adjusted efficiency ratio, adjusted operating leverage, adjusted dividend payout ratio, adjusted return on common shareholders’ equity and adjusted effective tax rate.

Certain additional disclosures for these specified financial measures have been incorporated by reference and can be found in the “Non-GAAP measures” section of our Report to Shareholders for the second quarter of 2026 available on SEDAR+ at www.sedarplus.com.

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended April 30, 2026	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$3,174	$1,918	$821	$1,868	$225	$8,006	$599
Provision for (reversal of) credit losses	474	121	21	(15)	4	605	16
Non-interest expenses	1,571	960	469	807	392	4,199	342
Income (loss) before income taxes	1,129	837	331	1,076	(171)	3,202	241
Income taxes	283	223	71	284	(124)	737	51
Net income (loss)	846	614	260	792	(47)	2,465	190
Net income attributable to non-controlling interests	-	-	-	-	8	8	-
Preferred shareholders and other equity instrument holders	10	6	4	39	55	114	3
Common shareholders	836	608	256	753	(110)	2,343	187
Net income (loss) attributable to equity shareholders	846	614	260	792	(55)	2,457	190
Diluted EPS ($)						$2.53
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$(7)	$-	$(1)	$-	$-	$(8)	$(1)
Impact of items of note on non-interest expenses	(7)	-	(1)	-	-	(8)	(1)
Total pre-tax impact of items of note on net income	7	-	1	-	-	8	1
Income taxes
Amortization of acquisition-related intangible assets	2	-	-	-	-	2	-
Income tax recoveries related to a capital gains distribution and utilization of capital losses	-	-	-	-	-	-	-
Impact of items of note on income taxes	2	-	-	-	-	2	-
Total after-tax impact of items of note on net income	$5	$-	$1	$-	$-	$6	$1
Impact of items of note on diluted EPS ($) (2)						$0.01
Operating results – adjusted (3)
Total revenue – adjusted	$3,174	$1,918	$821	$1,868	$225	$8,006	$599
Provision for (reversal of) credit losses – adjusted	474	121	21	(15)	4	605	16
Non-interest expenses – adjusted	1,564	960	468	807	392	4,191	341
Income (loss) before income taxes – adjusted	1,136	837	332	1,076	(171)	3,210	242
Income taxes – adjusted	285	223	71	284	(124)	739	51
Net income (loss) – adjusted	851	614	261	792	(47)	2,471	191
Net income attributable to non-controlling interests – adjusted	-	-	-	-	8	8	-
Preferred shareholders and other equity instrument holders – adjusted	10	6	4	39	55	114	3
Common shareholders – adjusted	841	608	257	753	(110)	2,349	188
Net income (loss) attributable to equity shareholders – adjusted	851	614	261	792	(55)	2,463	191
Adjusted diluted EPS ($)						$2.54

(1)	Items of note are removed from reported results to calculate adjusted results.
(2)	Includes the impact of rounding differences between diluted EPS and adjusted diluted EPS.
(3)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.

CIBC Second Quarter 2026 News Release 3

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended January 31, 2026	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$3,295	$1,923	$874	$2,017	$289	$8,398	$630
Provision for credit losses	446	84	21	7	10	568	15
Non-interest expenses	1,558	941	483	836	511	4,329	348
Income (loss) before income taxes	1,291	898	370	1,174	(232)	3,501	267
Income taxes	331	251	76	297	(554)	401	55
Net income	960	647	294	877	322	3,100	212
Net income attributable to non-controlling interests	-	-	-	-	7	7	-
Preferred shareholders and other equity instrument holders	12	6	5	41	42	106	3
Common shareholders	948	641	289	836	273	2,987	209
Net income attributable to equity shareholders	960	647	294	877	315	3,093	212
Diluted EPS ($)						$3.21
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$(6)	$-	$(4)	$-	$-	$(10)	$(3)
Impact of items of note on non-interest expenses	(6)	-	(4)	-	-	(10)	(3)
Total pre-tax impact of items of note on net income	6	-	4	-	-	10	3
Income taxes
Amortization of acquisition-related intangible assets	2	-	1	-	-	3	1
Income tax recoveries related to a capital gains distribution and utilization of capital losses	-	-	-	-	422	422	-
Impact of items of note on income taxes	2	-	1	-	422	425	1
Total after-tax impact of items of note on net income	$4	$-	$3	$-	$(422)	$(415)	$2
Impact of items of note on diluted EPS ($) (2)						$(0.45)
Operating results – adjusted (3)
Total revenue – adjusted	$3,295	$1,923	$874	$2,017	$289	$8,398	$630
Provision for credit losses – adjusted	446	84	21	7	10	568	15
Non-interest expenses – adjusted	1,552	941	479	836	511	4,319	345
Income (loss) before income taxes – adjusted	1,297	898	374	1,174	(232)	3,511	270
Income taxes – adjusted	333	251	77	297	(132)	826	56
Net income (loss) – adjusted	964	647	297	877	(100)	2,685	214
Net income attributable to non-controlling interests – adjusted	-	-	-	-	7	7	-
Preferred shareholders and other equity instrument holders – adjusted	12	6	5	41	42	106	3
Common shareholders – adjusted	952	641	292	836	(149)	2,572	211
Net income (loss) attributable to equity shareholders – adjusted	964	647	297	877	(107)	2,678	214
Adjusted diluted EPS ($)						$2.76

See previous page for footnote references.

4 CIBC Second Quarter 2026 News Release

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended April 30, 2025	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$ 2,859	$1,640	$ 769	$ 1,545	$ 209	$7,022	$541
Provision for credit losses	389	54	123	34	5	605	86
Non-interest expenses	1,478	833	441	719	348	3,819	310
Income (loss) before income taxes	992	753	205	792	(144)	2,598	145
Income taxes	258	204	32	226	(129)	591	23
Net income (loss)	734	549	173	566	(15)	2,007	122
Net income attributable to non-controlling interests	-	-	-	-	9	9	-
Preferred shareholders and other equity instrument holders	-	-	-	-	78	78	-
Common shareholders	734	549	173	566	(102)	1,920	122
Net income (loss) attributable to equity shareholders	734	549	173	566	(24)	1,998	122
Diluted EPS ($)						$2.04
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$ (6)	$-	$ (5)	$ -	$ -	$(11)	$(3)
Impact of items of note on non-interest expenses	(6)	-	(5)	-	-	(11)	(3)
Total pre-tax impact of items of note on net income	6	-	5	-	-	11	3
Income taxes
Amortization of acquisition-related intangible assets	1	-	1	-	-	2	-
Impact of items of note on income taxes	1	-	1	-	-	2	-
Total after-tax impact of items of note on net income	$ 5	$-	$ 4	$ -	$ -	$9	$3
Impact of items of note on diluted EPS ($) (2)						$0.01
Operating results – adjusted (3)
Total revenue – adjusted	$ 2,859	$1,640	$ 769	$ 1,545	$ 209	$7,022	$541
Provision for credit losses – adjusted	389	54	123	34	5	605	86
Non-interest expenses – adjusted	1,472	833	436	719	348	3,808	307
Income (loss) before income taxes – adjusted	998	753	210	792	(144)	2,609	148
Income taxes – adjusted	259	204	33	226	(129)	593	23
Net income (loss) – adjusted	739	549	177	566	(15)	2,016	125
Net income attributable to non-controlling interests – adjusted	-	-	-	-	9	9	-
Preferred shareholders and other equity instrument holders – adjusted	-	-	-	-	78	78	-
Common shareholders – adjusted	739	549	177	566	(102)	1,929	125
Net income (loss) attributable to equity shareholders – adjusted	739	549	177	566	(24)	2,007	125
Adjusted diluted EPS ($)						$2.05

See previous pages for footnote references.

CIBC Second Quarter 2026 News Release 5

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the six months ended April 30, 2026	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$ 6,469	$3,841	$1,695	$3,885	$514	$16,404	$1,229
Provision for (reversal of) credit losses	920	205	42	(8)	14	1,173	31
Non-interest expenses	3,129	1,901	952	1,643	903	8,528	690
Income (loss) before income taxes	2,420	1,735	701	2,250	(403)	6,703	508
Income taxes	614	474	147	581	(678)	1,138	106
Net income	1,806	1,261	554	1,669	275	5,565	402
Net income attributable to non-controlling interests	-	-	-	-	15	15	-
Preferred shareholders and other equity instrument holders	22	12	9	80	97	220	6
Common shareholders	1,784	1,249	545	1,589	163	5,330	396
Net income attributable to equity shareholders	1,806	1,261	554	1,669	260	5,550	402
Diluted EPS ($)						$5.74
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$ (13)	$-	$(5)	$-	$-	$(18)	$(4)
Impact of items of note on non-interest expenses	(13)	-	(5)	-	-	(18)	(4)
Total pre-tax impact of items of note on net income	13	-	5	-	-	18	4
Income taxes
Amortization of acquisition-related intangible assets	4	-	1	-	-	5	1
Income tax recoveries related to a capital gains distribution and utilization of capital losses	-	-	-	-	422	422	-
Impact of items of note on income taxes	4	-	1	-	422	427	1
Total after-tax impact of items of note on net income	$ 9	$-	$4	$-	$(422)	$(409)	$3
Impact of items of note on diluted EPS ($) (2)						$(0.44)
Operating results – adjusted (3)
Total revenue – adjusted	$ 6,469	$3,841	$1,695	$3,885	$514	$16,404	$1,229
Provision for (reversal of) credit losses – adjusted	920	205	42	(8)	14	1,173	31
Non-interest expenses – adjusted	3,116	1,901	947	1,643	903	8,510	686
Income (loss) before income taxes – adjusted	2,433	1,735	706	2,250	(403)	6,721	512
Income taxes – adjusted	618	474	148	581	(256)	1,565	107
Net income (loss) – adjusted	1,815	1,261	558	1,669	(147)	5,156	405
Net income attributable to non-controlling interests – adjusted	-	-	-	-	15	15	-
Preferred shareholders and other equity instrument holders – adjusted	22	12	9	80	97	220	6
Common shareholders – adjusted	1,793	1,249	549	1,589	(259)	4,921	399
Net income (loss) attributable to equity shareholders – adjusted	1,815	1,261	558	1,669	(162)	5,141	405
Adjusted diluted EPS ($)						$5.30

See previous pages for footnote references.

6 CIBC Second Quarter 2026 News Release

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the six months ended April 30, 2025	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$ 5,782	$ 3,343	$1,616	$3,119	$ 443	$14,303	$1,133
Provision for credit losses	817	93	191	55	22	1,178	134
Non-interest expenses	2,938	1,686	911	1,424	738	7,697	639
Income (loss) before income taxes	2,027	1,564	514	1,640	(317)	5,428	360
Income taxes	528	424	85	455	(242)	1,250	60
Net income (loss)	1,499	1,140	429	1,185	(75)	4,178	300
Net income attributable to non-controlling interests	-	-	-	-	17	17	-
Preferred shareholders and other equity instrument holders	-	-	-	-	166	166	-
Common shareholders	1,499	1,140	429	1,185	(258)	3,995	300
Net income (loss) attributable to equity shareholders	1,499	1,140	429	1,185	(92)	4,161	300
Diluted EPS ($)						$4.23
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$ (13)	$ -	$(10)	$-	$ -	$(23)	$(7)
Impact of items of note on non-interest expenses	(13)	-	(10)	-	-	(23)	(7)
Total pre-tax impact of items of note on net income	13	-	10	-	-	23	7
Income taxes
Amortization of acquisition-related intangible assets	3	-	3	-	-	6	2
Impact of items of note on income taxes	3	-	3	-	-	6	2
Total after-tax impact of items of note on net income	$ 10	$ -	$7	$-	$ -	$17	$5
Impact of items of note on diluted EPS ($) (2)						$0.02
Operating results – adjusted (3)
Total revenue – adjusted	$ 5,782	$ 3,343	$1,616	$3,119	$ 443	$14,303	$1,133
Provision for credit losses – adjusted	817	93	191	55	22	1,178	134
Non-interest expenses – adjusted	2,925	1,686	901	1,424	738	7,674	632
Income (loss) before income taxes – adjusted	2,040	1,564	524	1,640	(317)	5,451	367
Income taxes – adjusted	531	424	88	455	(242)	1,256	62
Net income (loss) – adjusted	1,509	1,140	436	1,185	(75)	4,195	305
Net income attributable to non-controlling interests – adjusted	-	-	-	-	17	17	-
Preferred shareholders and other equity instrument holders – adjusted	-	-	-	-	166	166	-
Common shareholders – adjusted	1,509	1,140	436	1,185	(258)	4,012	305
Net income (loss) attributable to equity shareholders – adjusted	1,509	1,140	436	1,185	(92)	4,178	305
Adjusted diluted EPS ($)						$4.25

See previous pages for footnote references.

CIBC Second Quarter 2026 News Release 7

The following table provides a reconciliation of GAAP (reported) net income to non-GAAP (adjusted) pre-provision, pre-tax earnings on a segmented basis.

$ millions, for the three months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
2026	Net income (loss)	$ 846	$ 614	$ 260	$ 792	$(47)	$ 2,465	$ 190
Apr. 30	Add: provision for (reversal of) credit losses	474	121	21	(15)	4	605	16
	Add: income taxes	283	223	71	284	(124)	737	51
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,603	958	352	1,061	(167)	3,807	257
	Pre-tax impact of items of note (2)	7	-	1	-	-	8	1
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$ 1,610	$ 958	$ 353	$ 1,061	$(167)	$ 3,815	$ 258
2026	Net income	$ 960	$ 647	$ 294	$ 877	$322	$ 3,100	$ 212
Jan. 31	Add: provision for credit losses	446	84	21	7	10	568	15
	Add: income taxes	331	251	76	297	(554)	401	55
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,737	982	391	1,181	(222)	4,069	282
	Pre-tax impact of items of note (2)	6	-	4	-	-	10	3
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$ 1,743	$ 982	$ 395	$ 1,181	$(222)	$ 4,079	$ 285
2025	Net income (loss)	$ 734	$ 549	$ 173	$ 566	$(15)	$ 2,007	$ 122
Apr. 30	Add: provision for credit losses	389	54	123	34	5	605	86
	Add: income taxes	258	204	32	226	(129)	591	23
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,381	807	328	826	(139)	3,203	231
	Pre-tax impact of items of note (2)	6	-	5	-	-	11	3
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$ 1,387	$ 807	$ 333	$ 826	$(139)	$ 3,214	$ 234

$ millions, for the six months ended
2026	Net income	$ 1,806	$ 1,261	$ 554	$ 1,669	$275	$ 5,565	$ 402
Apr. 30	Add: provision for (reversal of) credit losses	920	205	42	(8)	14	1,173	31
	Add: income taxes	614	474	147	581	(678)	1,138	106
	Pre-provision (reversal), pre-tax earnings (losses) (1)	3,340	1,940	743	2,242	(389)	7,876	539
	Pre-tax impact of items of note (2)	13	-	5	-	-	18	4
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$ 3,353	$ 1,940	$ 748	$ 2,242	$(389)	$ 7,894	$ 543
2025	Net income (loss)	$ 1,499	$ 1,140	$ 429	$ 1,185	$(75)	$ 4,178	$ 300
Apr. 30	Add: provision for credit losses	817	93	191	55	22	1,178	134
	Add: income taxes	528	424	85	455	(242)	1,250	60
	Pre-provision (reversal), pre-tax earnings (losses) (1)	2,844	1,657	705	1,695	(295)	6,606	494
	Pre-tax impact of items of note (2)	13	-	10	-	-	23	7
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$ 2,857	$ 1,657	$ 715	$ 1,695	$(295)	$ 6,629	$ 501

(1)	Non-GAAP measure.
(2)	Items of note are removed from reported results to calculate adjusted results.
(3)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.

8 CIBC Second Quarter 2026 News Release

The Board of Directors of CIBC reviewed this news release prior to it being issued. CIBC’s controls and procedures support the ability of the President and Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) of CIBC to certify CIBC’s second quarter financial report and controls and procedures. CIBC’s CEO and CFO will voluntarily provide to the United States (U.S.) Securities and Exchange Commission a certification relating to CIBC’s second quarter financial information, including the unaudited interim consolidated financial statements, and will provide the same certification to the Canadian Securities Administrators.

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this news release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, in other reports to shareholders, and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about our operations, business lines, financial condition, risk management, priorities, targets and sustainability commitments (including with respect to our sustainability ambitions and related activities), ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2026 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “predict”, “commit”, “ambition”, “goal”, “strive”, “project”, “objective” and other similar expressions or future or conditional verbs such as “will”, “may”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, and are subject to inherent risks and uncertainties that may be general or specific. Given the potential negative economic impacts tied to the actual and proposed U.S. imposition of tariffs on Canada and other countries and their countermeasures, the softening labour market and uncertain political conditions in the U.S., the continuing impact of hybrid work arrangements and high interest rates on the U.S. real estate sector, and the war in Ukraine and conflict in the Middle East, including their contribution to elevated energy and critical input costs, and ongoing supply chain disruptions, on the global economy, financial markets, and our business, results of operations, reputation and financial condition, there is inherently more uncertainty associated with our assumptions as compared to prior periods. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: trade policies and tensions, including tariffs and government tariff mitigation policies; inflationary pressures in the U.S.; global supply-chain disruptions; geopolitical risk, including from the war in Ukraine and conflict in the Middle East; the impact of post-pandemic hybrid work arrangements; credit, market, liquidity, strategic, insurance, operational, reputation, conduct and legal, regulatory and environmental risk; currency value and interest rate fluctuations, including as a result of market and oil price volatility; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation, open banking and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; exposure to, and the resolution of, significant litigation or regulatory matters, our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic matters; the possible effect on our business of international conflicts, such as the war in Ukraine and conflict in the Middle East, and terrorism; natural disasters, disruptions to public infrastructure and other catastrophic events; the occurrence of public health emergencies and any related government policies and actions; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks, which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry, including through internet and mobile banking; technological change, including the development and use of data and artificial intelligence (AI) in our business; the heavy reliance on AI-related capital spending for U.S. growth and the uncertain employment impacts from its adoption; global capital market activity; changes in monetary and economic policy; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; environmental and social risks, including climate-related risk, our ability to implement various sustainability-related initiatives internally and with our clients under expected time frames and our ability to scale our sustainable finance products and services; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected benefits of an acquisition, merger or divestiture will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Additional information about these factors can be found in the “Management of risk” section of our 2025 Annual Report, as updated by our quarterly reports. Any forward-looking statements contained in this news release represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this news release or in other communications except as required by law.

CIBC Second Quarter 2026 News Release 9

Conference Call/Webcast

The conference call will be held at 7:30 a.m. (ET) and is available in English (647-557-5624, or toll-free 1-888-440-4413, passcode 6873827#) and French (438-799-5050, or toll-free 1-888-440-6444, passcode 3423598#). Participants are asked to dial in 10 minutes before the call. Immediately following the formal presentations, CIBC executives will be available to answer questions.

A live audio webcast of the conference call will also be available in English and French at www.cibc.com/ca/investor-relations/quarterly-results.html.

Details of CIBC’s fiscal 2026 second quarter results, as well as a presentation to investors, will be available in English and French at www.cibc.com, Investor Relations section, prior to the conference call/webcast. We are not incorporating information contained on the website in this news release.

A telephone replay will be available in English (647-362-9199 or 1-800-770-2030, passcode 6873827#) and French (647-362-9199 or 1-800-770-2030, passcode 3423598#) until 11:59 p.m. (ET) June 11, 2026. The audio webcast will be archived at www.cibc.com/ca/investor-relations/quarterly-results.html.

About CIBC

CIBC is a leading North American financial institution with 15 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://www.cibc.com/en/about-cibc/media-centre.html.

For further information:

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may contact:

Geoff Weiss, Senior Vice-President	416-980-5093	geoffrey.weiss@cibc.com

Media Enquiries: Financial, business and trade media may contact:

Erica Belling	416-594-7251	erica.belling@cibc.com
Tom Wallis	416-980-4048	tom.wallis@cibc.com

10 CIBC Second Quarter 2026 News Release